Filed by Bunge Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Corn Products International, Inc.

Commission File Number for Registration Statement

on Form S-4: 333-152781

FORWARD-LOOKING STATEMENTS

This material contains “forward-looking statements”, including, among other statements, statements regarding the proposed merger between Bunge and Corn Products, and the anticipated consequences and benefits of the transaction. Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “continue”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Bunge and Corn Products. Relevant risks and uncertainties include those referenced in Bunge’s and Corn Products’ filings with the Securities and Exchange Commission (the “SEC”) which can be obtained as described in “Additional Information” below. Risks and uncertainties relating to the proposed merger include: required regulatory approvals may not be obtained in a timely manner, if at all; the proposed merger may not be consummated; the anticipated benefits of the proposed merger, including synergies, may not be realized; and the integration of Corn Products’ operations with those of Bunge may be materially delayed or will be more costly or difficult than expected. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Bunge assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.

ADDITIONAL INFORMATION

This material is not a substitute for the preliminary joint proxy statement/prospectus or any other documents that Bunge and Corn Products have filed or will file with the SEC in connection with the proposed merger. Investors and securityholders are urged to carefully read the preliminary joint proxy statement/prospectus and any other relevant documents filed or to be filed by Bunge or Corn Products, including the definitive joint proxy statement/prospectus when it becomes available, because they contain or will contain important information. The preliminary joint proxy statement/prospectus is, and other documents filed or to be filed by Bunge and Corn Products with the SEC are or will be, available free of charge at the SEC’s web site (www.sec.gov), by accessing Bunge’s website at www.bunge.com under the tab “About Bunge” and then under the heading “Investor Information” and from Bunge by directing a request to Bunge Limited, 50 Main Street, White Plains, New York 10606, Attention: Investor Relations, and from Corn Products by directing a request to Corn Products International, Inc., 5 Westbrook Corporate Center, Westchester, Illinois 60154, Attention: Investor Relations.

Bunge, Corn Products and their respective directors, executive officers and other employees may be deemed to be participants in a solicitation of proxies from the securityholders of Bunge or Corn Products in connection with the proposed merger. Information about Bunge’s directors and executive officers is available in Bunge’s proxy statement, dated April 16, 2008, for its 2008 annual meeting of shareholders and in Bunge’s most recent filing on Form 10-K. Information about Corn Products’ directors and executive officers is available in Corn Products’ proxy statement, dated April 4, 2008, for its 2008 annual meeting of stockholders and in Corn Products’ most recent filing on Form 10-K. Additional information about the interests of potential participants is included in the preliminary joint proxy statement/prospectus referred to above.

Event ID:   1937086

Culture:   en-US

Event Name: Bunge Limited at Lehman Brothers Back-to-School Consumer Conference

Event Date: 2008-09-03T13:00:00 UTC

C:  Alberto Weisser; Bunge Limited; Chairman, CEO

C:  Mark Haden; Bunge Limited; IR

+++ presentation

Unidentified Speaker: Good morning. It’s my pleasure to welcome back Bunge to this year’s Back-to-School Conference. Founded in 1818, Bunge is a leading agribusiness and food products company with integrated operations that circle the globe and stretch from the farm to the retail shelf.

Generating more than $25 billion in revenue in the first half of this year alone, the Company’s principle activities include the mining and blending of fertilizer, the origination, transport and crushing of oilseeds and grains, and the packaging and distribution of cooking oils and other food products.

In June, Bunge announced the acquisition of Corn Products International, which will, upon completion, greatly enhance the Company’s participation throughout the global corn and sweeteners value chain.

Presenting on behalf of Bunge this morning is Chairman and CEO, Alberto Weisser. Alberto joined Bunge as its CFO in July 1993. He was appointed CEO in 1999 and named Chairman and CEO in May 2001. Since that time, the stock has increased more than fourfold in value. And here to tell you more is Alberto. And also joining us today is CEO, Sam Scott, CEO of Corn Products International. Thank you.

Alberto Weisser: Thanks, Chris. Good morning, everyone. Also we have Mark Haden, our Director of Investor Relation here. This is the safe harbor statement, which I’m sure you are familiar. Please consider this as we go through the presentation.

Bunge has three businesses — agribusiness, fertilizer, and food products. This chart gives you an idea of how we view the normalized distribution of EBIT among these businesses and how we generate and allocate our capital investments. However, this mix can vary from year to year with changes in market conditions.

Our agribusiness operations include the origination and distribution of grains, oilseeds and sugar, the processing of oilseeds, and the sale of meal and oil. Today, we have a leading oilseed processing position in U.S., Canada, Brazil, Argentina and Eastern Europe. North America was the first region where we established a strong position. It became the model for our South American businesses. And we are replicating it in Europe and China.

Our strategy is to expand our agribusiness operations into new products and across important geographies. As we move forward, we will work to maintain an effective balance among regions that enables us to source a variety of crops, provide flexible year-round service to customers and mitigate risk. Later in the presentation, I will show you some examples of investments we have been making to achieve this.

Our current fertilizer business is primarily focused on Brazil, which is the world’s fastest-growing market. Bunge is the largest fertilizer manufacturer in Brazil. And it is the only fully integrated player with operations stretching from mines to retail. Our ownership of local phosphate mines is a key competitive advantage.

Brazil imports approximately 50% of its fertilizer raw materials and products. So domestic prices are set to import parity, which means international prices applied in Brazil, which also includes ocean transportation fees and other handling costs. Because our local mines provide us with approximately the 75% of our phosphate needs, we have a significant cost advantage versus the competition.

In foods, we sell edible oils and milled corn and wheat products to the food service and food processor industries. We also sell vegetable oils and in some markets margarine and mayonnaise to end consumers through the retail chain. Here, you can see our market share in the countries where we sell through the retail channel. The consumer oil, margarine and mayonnaise business is most affected in developing markets.

In large economies, like the U.S., only a small percentage of vegetable oil is sold through the retail chain. In these types of markets, we participate in the food processor and food service sectors.

Let me speak for a moment about the underlying fundamentals of our industry and businesses. Demand for our core products, soybean meal and vegetable oil, has grown steadily by roughly 5% per year on average for the past 30 years. This growth is primarily driven by a larger and wealthier world population. At the simplest level, more people eating better diets require more and higher value food products.

Recently, production has not been able to keep pace with demand. As a result, stocks-to-use ratio have declined to historical low levels. Due to this tight supply, agricultural commodity prices will likely remain higher than normal in the near-term. These higher prices will provide incentive to farmers around the world to increase production through greater use of crop inputs, such as fertilizer.

Over time, larger crops should help replenish ending stocks and lead to a moderation of prices. High price levels have different impacts on Bunge’s businesses. In our fertilizer business, higher international prices allow for a better margin structure on our domestically produced phosphate products.

In agribusiness and food, however, there are tradeoffs between high and low prices. When prices are high, farmers are financially healthy. And this leads to higher levels of crop production, which we need to run through our assets. Alternatively, when prices are low, our end customers benefit, and demand for our core products increase. So the sweet point is some place in between high and low prices. But because we connect farmers and customers, we can secure good returns at a variety of price levels, as we have shown in the past.

What is clear, however, is that as prices and market conditions change, value will not appear in the same part of the chain or the same region every year. So it is important to be in a variety of products, a variety of regions and to be integrated. These attributes enable companies like Bunge to operate well in different-priced environments and to ensure volatility, presents opportunities and not just risk.

Income levels vary by region. And thus, so do diets. In lower-income areas, dietary improvements is more rapid. This improvement is usually driven by greater consumption of meat in the form of chicken and pork. The size of each territory on this map is adjusted to reflect the number of people living on roughly $5,000 per year. You might remember that 82% of the world population lives on an income of $5,000 per year or less.

Dietary improvements are occurring most rapidly among populations with income at or below this level. Notice the size of Asia. Total soybean meal consumption in China and Southeast Asia has risen at roughly 10% per year since 2000. Also, notice the opportunity for advancement in the Middle East, Eastern Europe and South America.

Agricultural production capacity varies too. In many regions where food consumption is growing quickly, production is constrained by limited natural resources, such as lack of arable land or water. China and India, for example, competition for water among agriculture, expanding industrial activity and growing urban population limits the ability of farmers to meet local demand.

Other regions, however, benefit from the resources needed for agricultural production, including abundant rainfall and lands. These areas — and Brazil is one of the most significant — have surplus agricultural production capacity and will help meet global food demands. This is a primary reason why demand for fertilizer has grown so significantly in Brazil in recent years.

Our approach to the market is prudent and differentiates us from our primary competitors. Let me walk through its primary elements. Our purpose is to enhance lives by improving the agribusiness and food production chain to make it more efficient, safer and more sustainable. We do this every day. Our work with farmers helps them improve yields and income.

Our investment in efficient assets and our process improvements help to lower the end cost of food. Improving logistics efficiency saves time, money and energy. New healthier products, like low-linolenic soybean oil and innovative oil blends benefit customers. We can always do more to improve the chain. And when we do, our own performance will improve, and the benefits we generate for society will increase.

Our strategic focus is on four areas — growth, efficiency, customer focus, and our unique operating model. We will invest for growth in two ways — by strengthening our core businesses to capitalize on the growth inherent in each of them, and by leveraging our existing positions to enter complementary value chains, where we can have a competitive advantage.

We approach efficiency and customer focus as two complementary priorities, things at which we must excel to compete at the highest level. Lastly, we leverage our unique operating model, decentralized and at the same time integrated for competitive advantage. All of this is built on a strong organization and well-established values.

We have been executing on all four parts of our strategy. Consider operations in 2001 when we became a publicly traded company. At that time, Bunge’s asset network was concentrated in U.S. and South America. Since that time, we have expanded on a global level. We are not only a much larger company, we are a more balanced company, with broader global reach and a more diversified product portfolio.

Our network of assets extends across four continents. We have increased our presence in the grains market and extended our operations into higher-value food products. Today, our global business provides more growth opportunities, greater potential efficiency and enhanced natural risk mitigation.

Steps to improve our business continue. For example, we recently completed an expansion of our canola crushing and refining facility in Nipawin, Canada. This project strengthened our core oilseed processing business by increasing our presence in a growing market and by ensuring a more efficient balance of crushing and refining capacity at that facility.

To help us meet the growth in fertilizer demand in Brazil and reduce our dependence on third parties for raw material supply, we are increasing our amount of domestically produced phosphate products through a combination of expanding existing and opening new mines. Recently, we announced four projects that will collectively increase the current annual phosphate growth production from our mines by 3.2 million metric tons or approximately 65%.

Ensuring access to raw materials is essential in fertilizer. So we are looking beyond our own mines for additional sources. Earlier this year, we finalized a joint venture with OCP, the Moroccan phosphate and fertilizer company. The new venture will supply our operations in South America with raw materials and intermediate products. Morocco has the world’s largest phosphate reserves. Production facilities are under construction now, and we expect initial volumes of phosphoric acid to be produced later this year.

Last year, we acquired Agroindustrial Santa Juliana, a sugarcane mill located in the state of Minas Gerais, Brazil. This acquisition is our first production asset in the sugar and sugar-based ethanol industry and complements our existing sugar marketing and trading business. Currently, we’re also working on a couple of other sugarcane mill projects that we are not ready to announce at this time, but will do so once they are finalized.

Sugar is an effective complementary value chain because the benefits from steady growth in demand and from a move in production to lower-cost markets in the Southern Hemisphere, such as Brazil. The business also has similarities to our core agribusiness operations, where integration, risk management and logistics are essential. The ability to shift production between sugar and ethanol offers a natural diversification and flexibility that enhances risk management and margin potential.

Another very attractive complementary value chain is corn wet milling and its related products, especially food ingredients. Our planned combinations with Corn Products will establish a strong platform for growth in this area and create new opportunities across the rest of our business. Building on Corn Products’ asset base, Bunge will be able to expand its integrated operations into promising markets, such as Mexico, Colombia, Korea, Pakistan, where today we have either a small presence or none at all.

Similarly, Corn Products will be able to leverage Bunge’s business in places like India and Europe, where the Company does not currently operate, to build local operations or to import higher-value products. In North America, Brazil, Argentina and China, our combined operations will create a stronger presence with greater capability to serve our customers.

This slide is a simplified view of our operations and shows how corn wet milling fits into our business. By integrating the corn value chain into Bunge’s operations, we will better able to create incremental value. We can apply Bunge’s strength in supply chain and risk management to Corn Products’ operations, while at the same time, we can build upon Corn Products’ capabilities in product innovation. Shift distribution provides additional value. In fact, we already have a partnership in Brazil supplying the bakery industry that has proved very successful.

When we established our forecast for synergies and incremental profit prior to signing the merger agreement, we only included operations in which we had good visibility, primarily in the U.S. and Brazil. We believe that as we integrate our two companies, additional opportunities should emerge.

We will see the same type of diversification improvement in our product portfolio. Corn Products brings us strength in value-added products and specialty ingredients, such as glucose, dextrose, polyols and fermentation products. These products have strong global growth prospects. And the technologies in these businesses can be migrated to expand our potential activities in biofuels and other areas. We are really excited about this combination and see it as another transformational step for Bunge.

As we build our core businesses and expand into complementary value chains, we are also making operational improvement and leveraging our operating model for competitive advantage. Bunge chooses to follow a decentralized, but at the same time, integrated model. We like managers to be close to customers and responsive to market trends that start at the local level. We like the agility.

However, there are certain functions in which integration is necessary and advantageous. Some are reflected on this chart. In the areas like procurement, global coordination has an obvious economic benefit. In other areas, like risk management and analytics, a global view is essential for recognizing the market shifts that can drive our industry. It also helps position us to capitalize on dislocations that can occur at various times throughout the year.

In addition to integration, we are making progress on a variety of efficiency initiatives. In 2007, we exceeded our goal of $90 million in cost savings. These savings constitute a notable portion of our efforts to combat the effects of strengthening local currencies as well as a hedge against the growing headwind of inflation.

The long-term trends that drive demand growth in our industry remain steady. The world’s population is increasing. And living standards among the billions of citizens in developing economies continue to improve.

As demand increases, the world will need larger supplies of crops and smooth global trade. Customers will look for strong suppliers that can provide broad product portfolios and flexible global service. Consumers will see greater options and affordability in their food purchases. We see Bunge playing an important role, one that generates value for shareholders and benefits for our other stakeholders.

We can manufacture fertilizers for farmers so they can produce larger crops on less land, act as a physical link among regions that enables the effective distribution of commodities, and process products efficiently and safely so food generally is less expensive for the end consumer.

Over the past eight years as a public company, we have invested billions of dollars so we can serve this role better and more profitably. We have created a more global, integrated and balanced business that can capitalize on opportunities in numerous geographies, provide customer a broad range of basic and value-added products and which has the diversity to perform well in a variety of market conditions. We see the positive results of these long-term investments in our recent earnings.

Since our IPO in 2001, Bunge has built a track record of growth and strong results. Over this six-year period, volumes have grown at an average rate of 11% per annum, while total segment EBIT has grown 26% per annum. The ratio of these two figures largely reflects the greater efficiency we can achieve by enhancing our global asset network and handling greater volumes.

Net income has grown 34% per annum, outpacing the growth in EBIT. This is due largely to improvements in our capital structure. While growing the business, we have also achieved strong returns on invested capital. Our internal target is that each of our businesses achieve at least two percent points above their cost of capital, which, on a Bunge consolidated basis, is about 8.5%.

It is worth noting that results in ‘05, ‘06, a tough period in some of our markets, benefited from favorable tax rulings. We also have strengthened our balance sheet. On this chart, you can see that debt has grown less than working capital and less than shareholders’ equity since 2001 and also that our working capital has grown in line with sales.

We frequently receive a lot of questions about our use of cash. So I would like to take a couple of minutes to try to better explain the issue at hand. One of the primary drivers of our use of cash has been increases in working capital recently, which has almost entirely been driven by higher inventory prices. Simply put, if commodity prices double, then assuming all else remains equal, so does the cost to fund our inventory.

This change has an immediate negative impact to our cash flow. However, it’s important to understand that when prices of agricultural commodities decrease, there will be an opposite effect. You can see this effect by reviewing ‘03 and ‘04, when our year-ending cash flow from operations increased from negative $41 million in 2003, when prices were rising, to a positive $802 million when prices came down.

If commodity prices remain steady, then changes in working capital will be moderate, reflecting volume growth, and cash flow from operations should be positive. For this reason, we view funds from operations, which is cash provided by operations before changes in working capital, as a more telling indicator of cash generation of our businesses. This is also how the rating agencies generally look at it for companies in our industry.

Our liquidity position is strong. As of June 30, 2008, we had a total of $3.7 billion of committed credit available to us, of which nearly $2 billion was unused. You may recall that this was also about the time when commodity prices were reaching recent highs.

Bunge’s strong performance is a reflection of our skilled team and the value of our global and integrated network of operations. Year-to-date results have benefited from favorable market positions in agribusiness and fertilizer. We also saw some recovery in our food products business as price increases in certain markets helped offset higher raw material costs.

Looking out over the remainder of the year, market conditions look good. While it’s still early, the Northern Hemisphere crops look promising. But importantly, regardless of their sizes, global agricultural supplies will remain tight, which should encourage increased production from South America. Demand for fertilizer has been solid, and high international fertilizer prices are benefiting margins.

Food products is also showing improvement. However, the market is not without challenges. Both the strong Brazilian real and higher farm input costs continue to pressure farm economics in the new areas in the farther, the more remote areas, where Brazil, like Mato Grosso, where farmers pay a higher logistic costs.

Additionally and beyond the working capital requirements discussed earlier, a volatile and high-priced environment leads to inflationary pressures that can negatively impact demand for certain agribusiness products and influence national policy decisions. Now I would like to open up for questions. Yes, Chris?

+++ q-and-a

Unidentified Speaker: Thank you, Alberto. Just a quick question on what percent of your business — and looking at potential demand destruction in animal feed and the cutback that we’ve seen or that we’ve at least heard about from some of your protein processing peers — what percent of volume of your output would be tied to that kind of a trend taking shape?

Alberto Weisser: Yes, should I repeat the question? Or is it on the webcast? Probably it’s on the webcast, right? Yes. Okay. The way we look at it is these kind of ebb and flows happen all the time in some parts of the world. We have now kind of a softness in the U.S. market. But globally, we don’t see that. So we see a very strong demand in Asia. We see a strong demand in South America. We see a strong demand in Eastern Europe. So there is some softness in U.S.

Now this happens all the time. And there’s a little bit more noise at the moment because the meat industry is not doing so well. But at the moment, it fits. The timing when this is happening, it fits us quite well as it’s the end of the season. And this is the time when we do the maintenance of our plants. So some of our plants in U.S., one or two, we shut down a little bit earlier. And so we adjust the production to it.

It’s a little bit early to say how big the impact will be on a worldwide basis. But the USDA, which is probably the most — the best statistics out there indicating that demand for meal will be growing at 2% in the new crop season from October this year to September of next year. So 2% worldwide. So how much of that will be in the U.S.? It is not clear yet.

So we see this like — happens all the — from time to time. You know that the poultry cycle is relatively short. It’s 45 days. The hog cycle is five months. So you might see a little bit of reduction of a couple of weeks or months. But we don’t — we are not too much worried about it at the moment.

Unidentified Speaker: Just a couple of quick follow-up questions. One is — and I think you were sort of heading in this direction in your presentation — we’ve seen commodities come off their highs. And so is it safe for us to presume that intraquarter, we would see an improvement in cash flow? And then just a second unrelated question — it seems that you’ve gotten the HSR approval on the CPO acquisition. So next steps from here, I guess, is it still mid- to late-October shareholder vote?

Alberto Weisser: You are right. With a reduction of the commodity prices, we have collected a lot of cash, so the inventory we sold, the accounts receivable we collected. And the margin calls came down. As you know, we are long inventory. And therefore, to hedge ourselves, we have to be short on the futures exchange.

So we have received significant amount of cashes back. So it has had a very positive effect. So we will see when the quarter ends. But it should be positive. In terms of — Mark, can you help me on the — I think we received the clearance on — or Sam?

Mark Haden: We’ve been looking at it. It should be a fourth quarter. Obviously, the earlier in the quarter is our preference. But there’s a couple things that are still out of our control that we have to work through.

Alberto Weisser: Yes, there is — we also received the first questions from the SEC. But we think these are very, very normal type of things. We should be able to turn it around fast. So we still expecting some time in October late. It’s a little bit early to say exactly when we should have the vote. There first and then here? Yes.

Unidentified Audience Member: Thank you. Just two quick questions, one a follow up to Corn Products. I mean, the markets are almost saying that you’re not taking over Corn Products, but you’re almost taking it under. Is there any chance of changing the exchange ratio, given where Corn Products’ stock price is right now as you kind of get closer to it?

And secondly, we all know about the tight fertilizer supply situation. Globally, China keeps on expanding its exports and whatnot. There’s a belief that fertilizer prices will just keep on going up and up and up and up no matter what the farm — what the farmer makes or what have you. Can you kind of talk a little bit about fertilizer pricing in general as we head into 2009 at the peak because there’s still a lot to go? Thanks.

Alberto Weisser: In terms of the combination of Bunge and Corn Products, we have obviously with the advice of banks, we have looked at when we did the exchange ratio, we considered prices going up and down. So we have planned for this either up or down. So we think this is a reasonable exchange ratio we are in.

There is very good potential for the combined company as we have started working together. The integration teams are working together in different parts of the world. I think we are quite excited about how this work will be able to work together. As I said on the synergy sides, we are seeing some upside.

We are — both companies are very positive about how this will work together. We are very optimistic. And as I said, we have, when we did the transaction, when we did the merger, we considered the different scenarios. So I think it should be — we are very optimistic about this transaction.

Now in terms of the fertilizer prices, we believe that — if I understood correctly your question — is that the prices should stay high for quite a while. We probably all underestimated the amount of additional demand that is out there with the developing markets growing since — growing faster — since the globalization. We have not watched so carefully some of the very poor countries. But the demand for fertilizer has been much stronger than it has been in the past. And the supply has not kept pace with the amount of demand.

You also have to remember that many countries subsidize the fertilizer, like China, India, and many countries in Africa. Therefore, the farmer doesn’t see the high prices. And who is taking the cost of the high prices normally are governments. So we see that the demand for fertilizer continues being very strong. China continues limiting the amount of exports. So there’s a really tightness in the balance, supply and demand.

And it takes years until you have these new mines, especially in potash and phosphates. You see ours how many years it takes until you open a new mine. So we expect that the prices of fertilizer will stay tight, which also means we expect that the commodity prices — all of the soft commodities — the corn, wheat, soybean, canola, all these soft commodities that they should stay at the levels they are today so that the farmers have enough income to pay for the inputs.

So it’s obviously very difficult to predict the future. But our view is that we expect for quite a period of time to have higher fertilizer prices. No, they’re not going up at the moment. They’re already high, at the very high level. Yes.

Unidentified Audience Member: Alberto, as I’m sure you’ve noticed, your stock has recently been trading as sort of a surrogate for commodities overall. Could you comment on the general appropriateness of that in your opinion? And also, with the stock down here and with your working capital increasing or the usage decreasing, could you comment on the possibility of maybe having a share buyback program or something?

Alberto Weisser: As I have learned since we’ve become public to respecting the investors, and the market most of the time is right. I used to say always. But I think now I will say most of the time. I think it is very cheap at the moment. I think we all agree on that. But you know it is — that I cannot comment on because I really don’t know. You know much better. So our focus is really to maximize the net present value of the future cash flow. And that’s what we are focusing on.

Now the balance sheet of Bunge has been — never has — has never been so strong like it is today. So when you look at it, we have around $4 billion financing working capital. So it is very, very strong. But at the same time, we have so many projects. I think with the combination with Corn Products, I think we want to accelerate some of the ideas that Corn Products has. And Corn Products has a very strong balance sheet. So you remember in the past you have talked about projects we have at Bunge. And we limit ourselves because the CapEx, we have been limiting ourselves.

I think we have a strong balance sheet that will allow us to continue growing, and in fact, with the combination of Corn Products, even accelerating some of these projects that are out there. So as long as the investors allow us, we would continue investing for growth and not for share buyback. Other questions? Here, this gentleman.

Unidentified Audience Member: (inaudible question - microphone inaccessible)

Alberto Weisser: Yes, if I understood correctly, the question is how is the impact of the margins in our business by prices going up or down. Is that the question? Yes. Look, we make — in our food and agribusiness, our role is really we make money in the margin, in the spread.

So if prices are very, very high, this is good for farmers. And it’s not so good for the end customer. If prices are very low, it’s good for the end customer and not so good for the farmers. So we’re in the middle. So normally, in theory, we should make the same amount of money with high prices or low prices.

Now there is obviously an advantage when prices are rising or prices are coming down. At large companies like we are in many countries with many products that we can take advantage of dislocations. So when you have high volatility up or down, we benefit, and because of our size, the balance sheet and positions.

So but overall, you should think about it. We don’t make more money if prices are higher. You can see this in 2003, 2004. 2003, the prices were going up. In 2004, they were coming down. In 2004, we had a better year than 2003. I think that gives you an idea that we make money in the system. It doesn’t matter where the price are.

There are limits. When the prices are too low, obviously, this affects the farmer. This affects our fertilizer business. So what we need is a balance between happy farmers and at the same time also happy end customers. Okay. I think Chris will have another word.

Unidentified Speaker: Alberto, Sam and Mark, thank you. We’re just going to move right across the hall to the breakout room. It’s the Dartmouth Room. Thanks again.